AP 3/5

*QP 3/1

13012801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEFIN RESEARCH PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 STATE STREET, SUITE 1020
(No. and Street)

BOSTON (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN KRITZER (617) 737-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/5/13

OATH OR AFFIRMATION

I, BRIAN KRITZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUEFIN RESEARCH PARTNERS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEITH ALAN POUTIER
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 23, 2020

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUEFIN RESEARCH PARTNERS, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors
Bluefin Research Partners, Inc.
Boston, MA

I have audited the accompanying statement of financial condition of Bluefin Research Partners, Inc., (the Company) as of December 31, 2012, that is filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial statement
Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on this financial statement based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bluefin Research Partners, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter
My audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statement as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 26, 2013

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 1,571,012
Receivable from broker-dealers	629,224
Deposits with clearing organizations	251,868
Marketable securities	134,550
Other Assets	241,315
Total Assets	$ 2,827,969

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Deferred revenue	$ 46,081
Accounts payable, accrued expenses, and other liabilities	19,565
Total liabilities	$ 65,646
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value, 335,000 shares authorized, 325,001 issued and 322,012 outstanding	$ 3,220
Additional paid in capital	1,156,954
Retained earnings	4,752,735
Treasury stock, 253,148 shares at cost	(3,150,586)
Total shareholders' equity	2,762,323
Total liabilites and shareholders' equity	$ 2,827,969

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2012

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statement. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 26, 2013, the date which the financial statement was available to be issued.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENT (Continued)

DECEMBER 31, 2012

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The Company is subject to a state excise tax.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $2,500,826 at December 31, 2012, which exceeded required net capital of $100,000 by $2,400,826. The Ratio of aggregate indebtedness to net capital at December 31, 2012, was 2.62%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $1,321,013 at December 31, 2012.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next year is as follows:

2013	$173,887
Total	$173,887

NOTE 7—COMMON STOCK

On July 21, 2009 the Company's shareholders agreed to cancel their previous shares of common stock and reissue shares in accordance with the new shareholder agreement. The new common stock has the same par value of $0.01 per share and each shareholder received the same number of shares as previously held. The total number of shares authorized was decreased to reflect the smaller number of shareholders and the resulting decrease in value of the common stock at par value was credited to additional paid in capital.

On August 31, 2010 the Company's shareholders agreed to award 11,956 shares of Series C Common Stock to an employee as part of his compensation. Under the agreement with the employee 2,989 shares were vested and delivered to the employee on the date of the agreement. The remaining shares will be vested in three year increments of 2,989 shares per vesting period, dependent upon the employee's continued employment with the Company. Also per the agreement the awards will be recognized as additional compensation to the employee at the time of each vesting and the appropriate withholding taxes will be included with the employee's next regular paycheck. The amount of the vested shares for the year ended December 31, 2012 was included in the total wages for the employee and included in compensation expense on the income statement.

During the year ending December 31, 2012 stock based compensation awards were as follows:

	Number of Shares
January 1, 2012, Vested shares	5,978
August 31, 2012 Vested shares	2,989
December 31, 2012 Non vested shares	2,989
Total shares issued under award	11,956

BLUEFIN RESEARCH PARTNERS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2012

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 65,646
TOTAL AGGREGATE INDEBTEDNESS	$ 65,646
NET CAPITAL:	
Common stock	$ 3,220
Additional paid in capital	1,156,954
Retained earnings	4,752,735
Treasury stock	(3,150,586)
	2,762,323
ADJUSTMENTS TO NET CAPITAL:	
Other assets	(241,315)
Haircuts	(20,182)
Net capital, as defined	$ 2,500,826
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 2,400,826
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	2.62%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2012

The Company is exempt from the reserve requirements of Rule 15c3-3 under paragraph k(2)(ii) as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.